

DIVISION OF
CORPORATION FINANCE

June 15, 2011

Via E-mail
Mr. Samuel J. Cox
Chief Financial Officer
Citizens Bancshares Corporation
75 Piedmont Avenue, NE
Atlanta, Georgia 30303

> **Re:** **Citizens Bancshares Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **Form 10-Q for the Quarterly Period Ended March 31, 2011**
> **Filed May 16, 2011**
> **File No. 001-14913**

Dear Mr. Cox:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Nonperforming Assets, pages 38

1. We note your disclosure on page 39 that there were 37 and 33 loans restructured totaling $9,799,000 and $15,380,000 at December 31, 2010 and 2009, respectively. Please tell us and expand the disclosure in future filings to address the following:

    *   discuss how you identify loans to be restructured, and provide your definition of a restructured loan; in this regard, clarify if the restructured loans were troubled debt restructurings (TDRs);
    *   provide a narrative discussion of the loan modification programs you offer (e.g. reduction of interest rate, payment extensions, forgiveness of principal, forbearance or other actions) and discuss your successes with the different types of concessions;
    *   in regards to the bullet above, provide a table that quantifies your modifications and TDRs (for the periods presented) and ensure the amounts reconcile to disclosures elsewhere in your annual report; and
    *   quantify the amount of loan modifications that you do not consider to be TDRs (if any) and explain how you determined that they should not be considered TDRs.

2. We note the table of nonperforming assets on page 39. Please revise to disaggregate your restructured nonperforming loans, i.e. provide those amounts as a separate component of nonperforming loans. In addition, provide a separate table that quantifies your restructured performing loans, i.e. those that are restructured, performing and accruing.

Provision and Allowance for Loan Losses, pages 40-41

3. Please expand future filings to present the allocation of the allowance for loan losses for each of the last five years pursuant to Item IV B of Guide III.

Item 8. Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Loans Receivable and Allowance for Loan Losses, page F-10

4. Please expand your disclosure in future filings to discuss your accounting policy for resuming accrual of interest for financing receivables pursuant to ASC 310-10-50-6 (c).

5. Please expand your disclosure in future filings to state your accounting policy with regard to restructured loans, including how and when a restructured loan is determined to be nonaccrual or accrual (i.e., non-interest accruing or interest accruing); the factors you considered in determining whether the loan should accrue interest; the anticipated period and number of borrower payments for a restructured loan to return to accrual status; and whether any portion of the loan has been charged off.

Note 3. Loans and Allowance for Loan Losses, page F-19

6. Please revise your table in future filings (starting with your next quarterly filing) to disaggregate your commercial real estate loans from your real estate – mortgage loans.

7. Please expand your future filings to provide the disclosures by portfolio segment pursuant to ASC 310-10-50-11B (a) – (g).

8. If you have impaired loans measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, please disclose in future filings the amount of interest income that represents the change in present value attributable to the passage of time or disclose that the amount is recognized as bad-debt expense pursuant to ASC 310-10-50-19.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Item 1. Financial Statements

Note 3 – Loans, page 10

9. We note the tabular presentation of the activity in the allowance for loan losses. Please provide us with, and revise your future filings to present this activity at the segment level. Refer to ASC 310-10-50-11c.

10. We note you have non-owner occupied commercial real estate loans over 90 days past due in the aging analysis of your loan portfolio on page 13 at March 31, 2011 and December 31, 2010. We also note however, that there are no amounts listed as greater than 90 days accruing or as nonaccrual in the table provided. Please explain.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Samuel J. Cox
Citizens Bancshares Corporation
June 15, 2011
Page 4

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Chris Harley at (202) 551-3695 or me at (202) 551- 3872 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief